UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

Commission File Number 1-12981

THE AMETEK RETIREMENT AND

SAVINGS PLAN

(Full title of the plan)

AMETEK, Inc.

1100 Cassatt Road

Berwyn, Pennsylvania 19312-1177

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

The AMETEK Retirement and Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2012 and 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Savings and Investment Committee

The AMETEK Retirement and Savings Plan

We have audited the accompanying statements of assets available for benefits of The AMETEK Retirement and Savings Plan as of December 31, 2012 and 2011, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of The AMETEK Retirement and Savings Plan at December 31, 2012 and 2011, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Philadelphia, Pennsylvania

June 20, 2013

The AMETEK Retirement and Savings Plan

Statements of Assets Available for Benefits

	December 31,
	2012	2011
Assets:
Investments	$549,367,330	$465,840,716
Investment in the AMETEK, Inc. Master Trust	74,552,310	56,587,436

Total investments, at fair value	623,919,640	522,428,152

Receivables:
Employer contributions	255,596	233,092
Participant contributions	383,953	351,411
Notes receivable from participants	13,551,017	12,318,755

Total receivables	14,190,566	12,903,258

Assets reflecting investments at fair value	638,110,206	535,331,410

Adjustment from fair value to contract value for Common Collective Trust	(6,199,514)	(5,241,965)

Assets available for benefits	$631,910,692	$530,089,445

See accompanying notes.

The AMETEK Retirement and Savings Plan

Statements of Changes in Assets Available for Benefits

	Year Ended December 31,
	2012	2011
Additions:
Contributions:
Employer	$15,635,699	$13,881,544
Participant	26,127,991	23,744,213
Participant rollovers	3,452,997	1,883,379

	45,216,687	39,509,136

Investment income:
Net appreciation (depreciation) in fair value of investments	35,180,743	(10,392,214)
Interest and dividend income from investments	15,692,396	12,005,941
Plan interest in the AMETEK, Inc. Master Trust	19,268,489	4,044,083

	70,141,628	5,657,810

Interest income on notes receivable from participants	560,524	547,479

Asset transfers in due to Plan mergers	26,297,128	35,080,137

Total additions	142,215,967	80,794,562

Deductions:
Benefits paid to participants	(40,394,720)	(29,106,514)

Net increase	101,821,247	51,688,048

Assets available for benefits:
Beginning of year	530,089,445	478,401,397

End of year	$631,910,692	$530,089,445

See accompanying notes.

The AMETEK Retirement and Savings Plan

Notes to Financial Statements

December 31, 2012

1. Description of the Plan

General

The following description of The AMETEK Retirement and Savings Plan (the “Plan”) provides only summarized information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions, copies of which may be obtained from AMETEK, Inc. (“AMETEK,” the “Company” or the “Plan Sponsor”).

The Plan is a tax-deferred 401(k) defined contribution savings plan, with a separate retirement feature described below. The Plan provides eligible employees of AMETEK and certain of its subsidiaries, an opportunity to invest a portion of their compensation, as defined by the Plan, in one or a combination of investment programs. See Note 3.

Participant Eligibility

An employee, who is not specifically an ineligible employee as defined by the Plan, shall become a participant in the Plan upon his or her date of hire and on or after the date on which the participant first attains age 18.

Plan Mergers

During 2012, the following net assets were transferred into the Plan (in thousands):

Effective Date	401(k) Savings Plan
March 1, 2012	Avicenna Technology 401(k) Plan	$1,032
May 1, 2012	SEMX Corporation 401(k) Plan (maintained by Coining, Inc.)	6,216
June 5, 2012	Reichert, Inc. 401(k) Savings Plan for Non-Union Employees	11,650
June 29, 2012	Technical Manufacturing Corporation Profit Sharing and 401(k) Plan	7,399

		$26,297

During 2011, the following net assets were transferred into the Plan (in thousands):

Effective Date	401(k) Savings Plan
February 1, 2011	Technical Services for Electronics, Inc. 401(k) Retirement Plan	$5,137
April 1, 2011	Haydon Kerk 401(k) Plan	13,290
April 29, 2011	Atlas Material Testing Technology LLC Profit Sharing Plan	15,827
November 1, 2011	SeaCon Phoenix, Inc. 401(k) Profit Sharing Plan	826

		$35,080

The AMETEK Retirement and Savings Plan

Notes to Financial Statements

December 31, 2012

1. Description of the Plan (continued)

Contributions

Each year, participants have an opportunity to invest up to 50% of their annual compensation, as defined by the Plan, in multiples of one percent, except for certain highly compensated participants who may be subject to certain regulatory limitations. Certain groups of participants have an opportunity to invest catch-up contributions up to 50% of their compensation. Participants may also contribute amounts representing rollovers from other qualified plans. Participants direct their elective contributions into various investment options offered by the Plan and can change their investment options on a daily basis.

Participants are automatically enrolled in the Plan at a rate of 3% of their compensation unless the participant opts out of automatic enrollment or until the participant changes their elections. Effective February 29, 2012, the Plan added the Vanguard Target Retirement Date Funds, which became the new qualified default investment alternative. See Note 8. The predecessor qualified default investment alternative was the Vanguard Wellington Fund. The Plan provides for automatic deferral increases by 1% of compensation each January, as defined by the Plan, for employees who are automatically enrolled in the Plan. Participants automatically enrolled in the Plan may revoke their participation of automatic increases, elect an annual automatic increase of 1%, 2% or 3% and have the increase begin in a month other than January. Participants who are not automatically enrolled in the Plan are also permitted to elect automatic deferral increases.

The Plan provides for Company contributions equal to 33 1/3% of the first 6% of compensation contributed by each eligible participant of designated employer units, to a maximum annual Company contribution of $1,200 per participant. Also, the Plan provides for Company contributions to eligible participants of designated employer units, which vary by location and range from 20% to 100% of the amount contributed by each participant, up to a maximum percentage ranging from 1% to 8% of the participants’ compensation as determined by the Board of Directors for each business. Matching Company contributions are credited to participants’ accounts at the same time their contributed compensation is invested and are allocated in the same manner as that of the participant’s elections. However, the Company may make its matching contribution payment to the Plan at any time prior to the due date prescribed by law for filing the Company’s federal income tax return for that Plan year.

The Plan allows discretionary employer contributions as determined by the Board of Directors under appropriate circumstances. Discretionary employer contributions are intended to compensate participants for fees incurred in connection with Plan mergers of acquired businesses. Discretionary employer contributions made in 2012 and 2011 were not significant.

The Plan has a retirement feature for eligible salaried and hourly employees of AMETEK. The Company makes contributions to the Plan on behalf of such employees equal to a specified percentage of their compensation earned based upon each participant’s age and years of service, up to predetermined limits. The Plan has an incentive retirement feature for eligible salaried and hourly employees of AMETEK. The Company contributes an additional 1% of compensation earned to the Plan on behalf of such employees who contribute 6% or more of their compensation earned, up to predetermined limits. Employee contributions under the retirement feature and incentive retirement feature of the Plan are not permitted. Investment programs and transfer and exchange privileges available under the retirement feature and incentive retirement feature are the same as for the savings feature under the Plan.

Forfeited Company contributions from the retirement feature were $0.2 million and $0.3 million in 2012 and 2011, respectively, and are used to reduce future employer retirement feature contributions or to pay Plan administrative expenses.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan net earnings. Allocations are based on participant earnings and/or account balances, as defined. The benefit to which a participant is entitled is the balance in the participant’s vested account.

The AMETEK Retirement and Savings Plan

Notes to Financial Statements

December 31, 2012

1. Description of the Plan (continued)

Vesting

Participants are fully vested at all times in participant contributions and employer matching contributions. Employer retirement feature contributions and related earnings and employer incentive retirement feature contributions and related earnings are fully vested after three years of service.

Participant Loans

Participants may borrow a minimum of $1,000 or up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may have up to two loans outstanding at any time, although only one loan may be for a primary residence, the sum of which may not exceed the maximum allowable under the Plan. Loan origination fees are paid by participants and are included in the gross loan distribution amount. Repayment terms of the loans are generally limited to no longer than 60 months from inception or for a reasonable period of time in excess of 60 months for the purchase of a principal residence, as fixed by the Plan. The loans are secured by the balance in the participant’s account and bear interest at rates established by the Plan, which approximate rates charged by commercial lending institutions for comparable loans. Interest rates on loans outstanding at December 31, 2012 and 2011 ranged between 4.25% and 10.00%, and 4.25% and 10.25%, respectively. Principal and interest is paid ratably through payroll deductions.

Master Trust

The AMETEK Stock Fund of certain employee savings plans of AMETEK are combined under the AMETEK, Inc. Master Trust (“Master Trust”) agreement with the Vanguard Fiduciary Trust Company (“Trustee”). Participating plans purchase units of participation in the AMETEK Stock Fund based on their contributions to such fund along with income that the fund may earn, less distributions made to the plans’ participants. A small portion of the AMETEK Stock Fund may also be invested in short-term securities to help accommodate daily transactions.

The Plan limits the amount a participant can invest in the AMETEK Stock Fund to encourage diversification of participants’ accounts. Each payroll period and for other qualified plan rollover contributions, a participant can direct up to a maximum of 25 percent of their contributions in the AMETEK Stock Fund. In addition, a participant may not transfer amounts from other investment funds into the AMETEK Stock Fund to the extent the transfer would result in more than 25 percent of the participants’ total account balance being invested in the AMETEK Stock Fund. The Plan has implemented a dividend pass through election for its participants.

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Savings and Investment Committee directs the Trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

The Plan’s interest in the assets of the Master Trust was approximately 99% at both December 31, 2012 and 2011. The value of the assets held by the Master Trust was $75,250,870 and $57,098,632 at December 31, 2012 and 2011, respectively.

A summary of the investment income for the assets held by the Master Trust was as follows:

	Year Ended December 31,
	2012	2011
Net appreciation in fair value of AMETEK common stock	$19,153,219	$3,873,330
Interest and dividend income on investments	294,221	203,315

Total investment income	$19,447,440	$4,076,645

The AMETEK Retirement and Savings Plan

Notes to Financial Statements

December 31, 2012

1. Description of the Plan (continued)

Payment of Benefits

On termination of service, death, disability or retirement, a participant may receive a lump-sum amount equal to his or her vested account. Participants who terminate after attaining retirement age or on account of disability may elect to receive installment payments up to a 15-year period but subject to certain restrictions based on life expectancy. When a participant attains age 59 1/2 while still an employee, he or she can elect to withdraw a specified portion of his or her vested account balance without incurring an income tax penalty. Also, in certain cases of financial hardship, a participant may elect to withdraw up to a specified portion of his or her vested account balance, regardless of age.

Administrative Expenses

Except for certain loan fees, the expenses of administering the Plan are payable from the Plan’s assets, unless the Company elects to pay such expenses. From inception of the Plan to the present, the Company has elected to pay such expenses directly.

Plan Termination

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA and applicable labor agreements. In the event of Plan termination, each participant’s account would become fully vested and each participant will receive the value of his or her separate vested account.

2. Summary of Significant Accounting Policies

Basis of Financial Statements

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes, and supplemental schedule. Actual results could differ from those estimates and assumptions.

The AMETEK Retirement and Savings Plan

Notes to Financial Statements

December 31, 2012

2. Summary of Significant Accounting Policies (continued)

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are paid from participants’ accounts. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market fluctuation and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. See Note 4.

Investments in shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Money market and short-term investments are carried at the fair value established by the issuer and/or the trustee. The AMETEK common stock is valued at the closing price reported in an active market. Life Insurance Contracts are carried at the cash surrender value of such policies at year end.

The Plan invests in investment contracts through a common collective trust (Vanguard Retirement Savings Trust). This fund is recorded at fair value, which is based on information reported by the issuer of the common collective trust at year end. See Note 4. However, since these investment contracts are fully benefit-responsive, an adjustment is reflected in the statements of assets available for benefits to present these investments at contract value. The contract value of the Vanguard Retirement Savings Trust represents contributions plus earnings, less participant withdrawals and administrative expenses. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Purchases and sales of investments are reflected on trade dates. Realized gains and losses on sales of investments are based on the average cost of such investments. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.

The AMETEK Retirement and Savings Plan

Notes to Financial Statements

December 31, 2012

3. Investment Programs

At December 31, 2012 and 2011, the Vanguard Fiduciary Trust Company was the Trustee and a party-in-interest to the Plan. The Master Trust and Plan hold units of common/collective trust funds managed by the Trustee.

As of December 31, 2012, a participant may direct contributions (up to certain specified limits) in any of the following investment options:

•	AMETEK Stock Fund
•	Vanguard Retirement Savings Trust
•	Registered investment companies:
•	Vanguard Total Bond Market Index Fund(1)
•	Vanguard LifeStrategy Funds
•	Vanguard Target Retirement Date Funds
•	Vanguard Wellington Fund
•	Vanguard Windsor II Fund(2)
•	Vanguard PRIMECAP Fund(2)
•	Vanguard Small-Cap Index Fund(2)
•	Vanguard 500 Index Fund(2)
•	Vanguard Emerging Markets Stock Index Fund(3)
•	BlackRock Inflation Protected Bond Fund(1)
•	RidgeWorth Small Cap Value Equity Fund(2)
•	Thornburg International Value Fund(3)
•	Wells Fargo Advantage Discovery Fund(2)

(1)	Represents Fixed-Income Securities level 1 investments. See Note 4.
(2)	Represents Domestic Equities level 1 investments. See Note 4.
(3)	Represents International Equities level 1 investments. See Note 4.

Participants may change their investment options or transfer existing account balances to other investment options daily.

The fair values of individual investments that represent five percent or more of the Plan’s assets are as follows:

	December 31,
	2012	2011
Vanguard Retirement Savings Trust (stated at contract value)	$116,971,961	$107,859,369
Vanguard Wellington Fund	92,293,745	71,853,428
Vanguard 500 Index Fund	52,651,457	44,596,886
Vanguard PRIMECAP Fund	45,891,984	42,036,089
Vanguard Total Bond Market Index Fund	38,405,882	35,005,893
Vanguard LifeStrategy Moderate Growth Fund	34,840,515	33,205,032
Vanguard Windsor II Fund	33,621,131	30,122,353

During 2012 and 2011, the Plan’s investments (including gains and losses on investments bought, sold, as well as, held during the year) in registered investment companies appreciated (depreciated) in value $35,180,743 and ($10,392,214), respectively.

The AMETEK Retirement and Savings Plan

Notes to Financial Statements

December 31, 2012

4. Fair Value Measurements

The Plan utilizes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Plan’s own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The AMETEK Stock Fund held by the Master Trust is considered a level 1 investment within the fair value hierarchy. The level 2 classification of this fund in the 2011 financial statements has been revised to conform with the current year classification, consistent with level 1 measurement principles applied to the underlying investments in all periods presented. Plan management has concluded that this disclosure error is not material to the previously issued 2011 financial statements.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	December 31, 2012
	Total	Level 1	Level 2	Level 3
Vanguard Prime Money Market	$153,169	$153,169	$—	$—
Mutual Funds – Fixed-Income Securities(1)	46,933,886	46,933,886	—	—
Vanguard LifeStrategy Funds(2)	79,987,914	79,987,914	—	—
Vanguard Target Retirement Date Funds(2)	14,468,019	14,468,019	—	—
Vanguard Wellington Fund(3)	92,293,745	92,293,745	—	—
Mutual Funds – Domestic Equities	174,795,697	174,795,697	—	—
Mutual Funds – International Equities	17,430,963	17,430,963	—	—
Vanguard Retirement Savings Trust(4)	123,171,475	—	123,171,475	—
Genworth Life and Annuity Insurance Company	132,462	—	—	132,462

Total Investments (excluding Master Trust) at Fair Value	$549,367,330	$426,063,393	$123,171,475	$132,462

	December 31, 2011
	Total	Level 1	Level 2	Level 3
Vanguard Prime Money Market	$221,893	$221,893	$—	$—
Mutual Funds – Fixed-Income Securities(1)	40,071,349	40,071,349	—	—
Vanguard LifeStrategy Funds(2)	71,902,446	71,902,446	—	—
Vanguard Wellington Fund(3)	71,853,428	71,853,428	—	—
Mutual Funds – Domestic Equities	153,674,587	153,674,587	—	—
Mutual Funds – International Equities	14,848,123	14,848,123	—	—
Vanguard Retirement Savings Trust(4)	113,101,334	—	113,101,334	—
Genworth Life and Annuity Insurance Company	167,556	—	—	167,556

Total Investments (excluding Master Trust) at Fair Value	$465,840,716	$352,571,826	$113,101,334	$167,556

(1)	This category includes investments primarily in U.S. and international government and corporation bonds designed to minimize the adverse effects of interest rate fluctuations. There are currently no redemption restrictions on these investments.
(2)	This category includes investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. These registered investment company funds share a common goal of first growing and then later preserving principal and contain a mix of primarily U.S. and international stocks, plus U.S. Treasury and corporate bonds. There are currently no redemption restrictions on these investments.
(3)	This category includes registered investment company funds that are designed to try and outperform market returns with moderate movements in share values through a mix of primarily fairly large, well-known U.S. stocks and U.S. Treasury bonds. There are currently no redemption restrictions on these investments.
(4)	This category includes investments primarily in synthetic investment contracts backed by high-credit-quality fixed-income investments issued by insurance companies and banks structured to provide current and stable income. There are currently no redemption restrictions on these investments.

The AMETEK Retirement and Savings Plan

Notes to Financial Statements

December 31, 2012

4. Fair Value Measurements (continued)

The following is a summary of the changes in the fair value of the Plan’s level 3 assets (fair value using significant unobservable inputs):

AMETEK Life Insurance Fund
Balance, January 1, 2011	$192,314
Unrealized losses relating to instruments still held at the reporting date	(8,158)
Settlements	(16,600)

Balance, December 31, 2011	167,556
Unrealized losses relating to instruments still held at the reporting date	(10,632)
Settlements	(24,462)

Balance, December 31, 2012	$132,462

Unrealized losses relating to level 3 assets are included in Net appreciation (depreciation) in fair value of investments in the Statement of Changes in Assets Available for Benefits.

5. Insurance Contracts

Some employee contributions are presently used to maintain previously purchased life insurance policies underwritten by Genworth Life and Annuity First Company of Lynchburg, Virginia. Commissions paid on Insurance Contracts are charged directly against the participants’ insurance accounts. This fund continues to be closed to new participants.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated July 25, 2012, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2009.

The AMETEK Retirement and Savings Plan

Notes to Financial Statements

December 31, 2012

7. Differences Between Financial Statements and Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Plan’s Form 5500:

	December 31,
	2012	2011
Assets available for benefits per the financial statements	$631,910,692	$530,089,445
Deemed distributions outstanding related to the current year	57	(22,693)
Deemed distributions outstanding related to the prior year	(26,398)	(3,705)
Adjustment from contract value to fair value for Common Collective Trust	6,199,514	5,241,965

Assets available for benefits per Form 5500	$638,083,865	$535,305,012

The following is a reconciliation of total additions per the financial statements to total income per the Plan’s Form 5500 for the year ended December 31, 2012:

Total additions per the financial statements	$142,215,967
Add: Adjustment from contract value to fair value for Common Collective Trust at December 31, 2012	6,199,514
Less: Adjustment from contract value to fair value for Common Collective Trust at December 31, 2011	(5,241,965)
Less: Plan mergers	(26,297,128)
Other, net	(15,662)

Total income per Form 5500	$116,860,726

The following is a reconciliation of deductions per the financial statements to total expenses per the Plan’s Form 5500 for the year ended December 31, 2012:

Deductions per the financial statements	$(40,394,720)
Less: Deemed distributions at December 31, 2012	(26,341)
Add: Deemed distributions at December 31, 2011	26,398
Other, net	15,662

Total expenses per Form 5500	$(40,379,001)

The AMETEK Retirement and Savings Plan

Notes to Financial Statements

December 31, 2012

8. Plan Amendments

Effective January 1, 2012, the Plan was amended to allow the Plan Sponsor to use any definition of compensation that is permissible under the Code for purposes of determining whether the Plan satisfies the non-discrimination annual testing requirements.

Effective February 29, 2012, the Plan added the Vanguard Target Retirement Date Funds, which became the new qualified default investment alternative. All new employees hired on or after March 1, 2012 who do not direct their investments will be defaulted into the age appropriate Vanguard Target Retirement Date Fund.

During 2012 and 2011, the Plan was amended to designate certain U.S. employees of the following acquired businesses as participating employees in the Plan:

Effective Date	Acquired Business
December 17, 2012	Micro-Poise Measurement Systems
December 17, 2012	Dunkermotoren GmbH
December 17, 2012	O’Brien Corporation
March 19, 2012	Technical Manufacturing Corporation
December 19, 2011	Reichert Technologies
June 27, 2011	Coining, Inc.
June 20, 2011	Avicenna Technology, Inc.

During 2012 and 2011, the Plan was amended to merge the net assets of certain U.S. participants from the following acquired businesses’ 401(k) plans into the Plan:

Effective Date	Merged Plan
June 29, 2012	Technical Manufacturing Corporation Profit Sharing and 401(k) Plan
June 5, 2012	Reichert, Inc. 401(k) Savings Plan for Non-Union Employees
May 1, 2012	SEMX Corporation 401(k) Plan (maintained by Coining, Inc.)
March 1, 2012	Avicenna Technology 401(k) Plan
November 1, 2011	SeaCon Phoenix, Inc. 401(k) Profit Sharing Plan
April 29, 2011	Atlas Material Testing Technology LLC Profit Sharing Plan
April 1, 2011	Haydon Kerk 401(k) Plan
February 1, 2011	Technical Services for Electronics, Inc. 401(k) Retirement Plan

9. Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). ASU 2011-04 amendments result in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and International Financial Reporting Standards (“IFRSs”). ASU 2011-04 was effective on January 1, 2012 for the Plan and the adoption did not have a significant impact on the Plan’s financial statements.

The AMETEK Retirement and Savings Plan

EIN 14–1682544 Plan #078

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current Value
Vanguard Retirement Savings Trust*	Common/Collective Trust	$123,171,475
Vanguard Total Bond Market Index Fund*	Registered Investment Company	38,405,882
Vanguard LifeStrategy Conservative Growth Fund*	Registered Investment Company	15,989,340
Vanguard LifeStrategy Growth Fund*	Registered Investment Company	29,158,059
Vanguard LifeStrategy Moderate Growth Fund*	Registered Investment Company	34,840,515
Vanguard Target Retirement 2010 Fund*	Registered Investment Company	217,342
Vanguard Target Retirement 2015 Fund*	Registered Investment Company	2,634,885
Vanguard Target Retirement 2020 Fund*	Registered Investment Company	2,960,257
Vanguard Target Retirement 2025 Fund*	Registered Investment Company	2,063,504
Vanguard Target Retirement 2030 Fund*	Registered Investment Company	1,978,173
Vanguard Target Retirement 2035 Fund*	Registered Investment Company	949,446
Vanguard Target Retirement 2040 Fund*	Registered Investment Company	390,734
Vanguard Target Retirement 2045 Fund*	Registered Investment Company	563,576
Vanguard Target Retirement 2050 Fund*	Registered Investment Company	83,778
Vanguard Target Retirement 2055 Fund*	Registered Investment Company	48,760
Vanguard Target Retirement 2060 Fund*	Registered Investment Company	23,117
Vanguard Target Retirement Income Fund*	Registered Investment Company	2,554,447
Vanguard Wellington Fund*	Registered Investment Company	92,293,745
Vanguard Windsor II Fund*	Registered Investment Company	33,621,131
Vanguard PRIMECAP Fund*	Registered Investment Company	45,891,984
Vanguard Small-Cap Index Fund*	Registered Investment Company	18,746,196
Vanguard 500 Index Fund*	Registered Investment Company	52,651,457
Vanguard Emerging Markets Stock Index Fund*	Registered Investment Company	1,126,594
Vanguard Prime Money Market Fund*	Registered Investment Company	153,169
BlackRock Inflation Protected Bond Fund	Registered Investment Company	8,528,004
RidgeWorth Small Cap Value Equity Fund	Registered Investment Company	6,662,065
Thornburg International Value Fund	Registered Investment Company	16,304,369
Wells Fargo Advantage Discovery Fund	Registered Investment Company	17,222,864
Genworth Life and Annuity Insurance Company	Life Insurance Policies	132,462

	Total investments	549,367,330

Notes Receivable from Participants*	Interest rates ranging from 4.25% to 10.00%	13,551,017

		$562,918,347

*	Indicates party–in–interest to the Plan.

Historical cost column is not included as all investments are participant–directed.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Members of the Savings and Investment Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The AMETEK Retirement and Savings Plan
(Name of Plan)

Date: June 20, 2013	By:	/s/ Robert R. Mandos, Jr.
Robert R. Mandos, Jr.
Member, Savings and Investment Committee

Exhibit Index

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm